ONE TECHNOLOGIES, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

April 19, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
ONE Technologies, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of ONE Technologies, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 19, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ONE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2016

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<u>ASSETS</u>

CURRENT ASSETS

Cash	$	71,623
TOTAL CURRENT ASSETS		71,623
TOTAL ASSETS	$	71,623

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

SHAREHOLDERS' EQUITY

Common stock (10MM shares authorized, 4MM shares issued and outstanding, no par value)	$	400
SAFE Notes		82,130
Retained earnings		(10,907)
TOTAL SHAREHOLDERS' EQUITY		71,623
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	71,623

ONE TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

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Other Income (Expense)		
General and Administrative	$	(10,907)
Total Other Income (Expense)		(10,907)
Net Loss	$	(10,907)

ONE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
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Cash Flows From Operating Activities		
Net Loss For The Period	$	(10,907)
Cash Flows From Financing Activities		
Issuance of SAFE Notes		82,130
Sale of Stock		400
Net Cash Flows From Investing Activities		82,530
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		71,623
Cash at End of Period	$	71,623

ONE TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ONE Technologies, Inc. ("the Company") is a San Francisco based technology company focusing on consumer facing mobile applications. Building a next-generation mobile experience, fostering frictionless and rich connections while pushing the boundaries of what it means to be a social+local+mobile platform.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Federal Income Taxes

The Company is subject to tax filing requirements in the US federal jurisdiction. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserve them. The Company's federal tax filing for fiscal year 2016 will be within the statutory period of review by the IRS until 2020.

State Taxes

The Company is subject to California Income Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California until 2021.

NOTE C- FUNDRAISING ACTIVITIES

During 2016, the Company conducted a crowdfund offering for the purpose of raising operating capital. The Company offered a series of Notes commonly known as "SAFE Notes" ("the Notes") to investors in connection with the offering. The Notes are convertible to equity under certain circumstances, such as a change of ownership or control, a liquidation event, if the Company discontinue's operations, etc. The Notes are non-interest bearing and may be pre-paid at management's discretion.

ONE TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 19, 2017, the date that the financial statements were available to be issued.